Exhibit 11

Statement of Computation of Per Share Earnings

Set forth below are the bases for the computation of earnings per share for the periods shown.

	Nine Months Ended
	September 30,
	2006	2005
Earnings Per Common Share

Basic	$0.62	$0.59
Average Shares Outstanding	9,423,239	9,221,532
Diluted	$0.60	$0.56
Average Shares Outstanding (including dilutive effect of stock options)	9,853,794	9,795,245

	Three Months Ended
	September 30,
	2006	2005
Earnings Per Common Share

Basic	$0.20	$0.25
Average Shares Outstanding	9,423,947	9,255,834
Diluted	$0.19	$0.23
Average Shares Outstanding (including dilutive effect of stock options)	9,869,514	9,849,610